Exhibit 99.1

Oncolytics Biotech® Inc. Announces Receipt of Orphan Drug Designation from the U.S. FDA for Cancer of the Fallopian Tube

CALGARY, March 2, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY), a clinical-stage biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics, today announced that the U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation for its lead product candidate, REOLYSIN®, for the treatment of cancer of the fallopian tube. The designation was granted on the basis of the Company's December 2014 application for an Orphan Drug Designation encompassing ovarian, fallopian tube and primary peritoneal cancers which are generally treated as one indication.  On February 11, 2015, the Company announced that it had received Orphan Drug Designation for ovarian cancer.

"The FDA's recognition of ovarian and fallopian tube cancers as distinctly separate indications paves the way for a more targeted approach to the treatment of gynecological cancers," said Dr. Brad Thompson, President and CEO of Oncolytics. "We are pleased to have secured our third Orphan Drug Designation in the United States and look forward to continuing our development and commercialization program for REOLYSIN®."

Oncolytics has supported two sponsored clinical studies assessing REOLYSIN® in the treatment of cancers of the fallopian tube.  The first was a Phase 1/2 clinical trial (OSU-07022) for patients with metastatic ovarian, peritoneal and fallopian tube cancers using concurrent intravenous and intraperitoneal administration of REOLYSIN® that provided evidence of viral targeting and replication in peritoneal and ovarian cancer cells.  The second is an ongoing randomized Phase II trial (GOG186H) of weekly paclitaxel versus weekly paclitaxel with REOLYSIN® in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer. The second trial completed enrollment in September 2014.

The FDA grants Orphan Drug Designation status to products that treat rare diseases, providing incentives to sponsors developing drugs or biologics. The FDA defines rare diseases as those affecting fewer than 200,000 people in the United States at any given time. Orphan Drug Designation provides the sponsor certain benefits and incentives, including a period of marketing exclusivity if regulatory approval is ultimately received for the designated indication, potential tax credits for certain activities, eligibility for orphan drug grants, and the waiver of certain administrative fees. The receipt of Orphan Drug Designation status does not change the regulatory requirements or process for obtaining marketing approval. For more information, please visit: http://www.fda.gov/forindustry/DevelopingProductsforrareDiseasesConditions/default.htm.

About Fallopian Tube Cancer
The incidence rate of fallopian tube cancers is estimated to be 0.37 per 100,000 women. Approximately 15,750 patients are affected with fallopian tube cancer at any time in the United States. The median survival of women in the U.S. with fallopian tube cancers is 58 months, or just under five years.

About Oncolytics Biotech® Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the granting of Orphan Drug Designation for REOLYSIN®, the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 02-MAR-15